SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Fifth Street Senior Floating Rate Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31679F 10 1

(CUSIP Number)

Leonard M. Tannenbaum

777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

(203) 681-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31679F 10 1

1.	Names of Reporting Persons. Leonard M. Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,944,708.25

	8.	Shared Voting Power 154,728

	9.	Sole Dispositive Power 2,944,708.25

	10.	Shared Dispositive Power 154,728

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,099,436.25

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.5%

14.	Type of Reporting Person (See Instructions) IN

INTRODUCTORY NOTE

This Amendment No. 7 to the Schedule 13D (the “Seventh Amended Schedule 13D”) amends and supplements the Schedule 13D originally filed by Leonard M. Tannenbaum on March 21, 2014 (the “Original Schedule 13D”) as amended and supplemented by Amendment No. 1 filed on March 24, 2014 (the “First Amended Schedule 13D”), Amendment No. 2 filed on August 26, 2014 (the “Second Amended Schedule 13D”), Amendment No. 3 filed on December 22, 2014 (the “Third Amended Schedule 13D”), Amendment No. 4 filed on May 26, 2015 (the “Fourth Amended Schedule 13D”), Amendment No. 5 filed on December 2, 2015 (the “Fifth Amended Schedule 13D”) and Amendment No. 6 filed on December 31, 2015 (“Sixth Amended Schedule 13D”). Mr. Tannenbaum is filing this Seventh Amended Schedule 13D to report changes to the disclosure contained the Schedule 13D. Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented as follows:

Other than the acquisition of Shares pursuant to Mr. Tannenbaum’s participation in the Issuer’s dividend reinvestment plan, the acquisitions of Shares reported in Item 5(c) were made using Mr. Tannenbaum’s personal funds. Mr. Tannenbaum holds some of the acquired Shares in a margin account pursuant to a brokerage agreement. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin account borrowings used to purchase the acquired Shares.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)-(b)    The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 29,466,768 outstanding Shares as of December 11, 2015, as reported in the Issuer’s Form 10-K filed on December 14, 2015. Of the Shares over which Mr. Tannenbaum has sole voting and dispositive power, (i) 2,838,199.25 Shares are held by him directly; (ii) 95,634 Shares are held by the Leonard M. Tannenbaum Foundation (the “Foundation”), for which Mr. Tannenbaum serves as the President; and (iii) 10,875 Shares are held as custodian for his three children (in the amounts of 7,500 Shares, 2,000 Shares and 1,375 Shares). The 154,728 Shares over which Mr. Tannenbaum has shared voting and dispositive power are directly held by FSAM, for which Mr. Tannenbaum serves as Chairman and Chief Executive Officer.

(c)    Schedule A sets forth all transactions with respect to Shares since the filing of the Sixth Amended Schedule 13D on December 31, 2015.

(d)    FSAM has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 154,728 Shares beneficially owned by Mr. Tannenbaum. The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 95,634 Shares beneficially owned by Mr. Tannenbaum. Mr. Tannebaum’s children have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 10,875 Shares beneficially owned by Mr. Tannenbaum.

(e)    Not applicable.

Schedule A

Except as otherwise noted below, all transactions were purchases of Shares effected in the open market, and the price per share includes commissions paid.

Name	Date of Transaction	Amount of Securities	Price per Share
Mr. Tannenbaum	January 15, 2016	1.302(1)	$7.079(1)

Mr. Tannenbaum	January 22, 2016	43,000	$7.2026(2)

Mr. Tannenbaum	January 25, 2016	40,900	$7.1820(2)

Mr. Tannenbaum	January 26, 2016	40,915	$7.2240(2)

Mr. Tannenbaum	January 27, 2016	40,915	$7.154(3)

Mr. Tannenbaum	January 28, 2016	40,915	$7.418(4)

Mr. Tannenbaum	January 29, 2016	40,915	$7.672(5)

Mr. Tannenbaum	February 1, 2016	39,284	$7.578(6)

Mr. Tannenbaum	February 2, 2016	39,284	$7.537(7)

Mr. Tannenbaum	February 3, 2016	19,642	$7.5195(8)

(1) Represents a receipt of Shares pursuant to Mr. Tannenbaum’s participation in the Issuer’s dividend reinvestment plan.

(2) The price per share represents a weighted average price of purchases executed in multiple transactions. The Reporting Person undertakes to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

(3) The purchases were executed in multiple transactions ranging from $7.04 to $7.24. The Reporting Persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

(4) The purchases were executed in multiple transactions ranging from $7.20 to $7.52. The Reporting Persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

(5) The purchases were executed in multiple transactions ranging from $7.59 to $7.78. The Reporting Persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

(6) The purchases were executed in multiple transactions ranging from $7.37 to $7.68. The Reporting Persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

(7) The purchases were executed in multiple transactions ranging from $7.37 to $7.69. The Reporting Persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

(8) The purchases were executed in multiple transactions ranging from $7.43 to $7.60. The Reporting Persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2016

By:          /s/ Leonard M. Tannenbaum

  Name: Leonard M. Tannenbaum